BlackRock Latin America Fund, Inc.

FILE #811-06349

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
11/29/2007	Bolsa de Mercadorias	260,160,736	267,100	Banco Merrill Lynch de Investimentos S.A., Banco Itau BBA S.A., Banco Morgan Stanley Dean Witter S.A., Banco Bradesco BBI S.A., Banco J.P. Morgan S.A.
04/17/2008	Hypermarcas S.A.	35,801,080	409,900	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Bulltick, LLC
04/23/2008	Anhanguera Educacional Participacoes S.A.	17,000,000	389,300	Credit Suisse, Merrill Lynch & Co., Santander Investment
04/25/2008	Gerdau S.A.	27,313,761	171,900

Itau USA Securities, Inc., J.P. Morgan Securities Inc., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., Goldman, Sachs & Co., Santander Investment Securities Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated